SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NOBEL LEARNING COMMUNITIES, INC.

(Name of Subject Company (Issuer))

NOBEL LEARNING COMMUNITIES, INC.

(Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

654889104

(CUSIP Numbers of Class of Securities)

(Underlying Common Stock)

George H. Bernstein

President and Chief Executive Officer

Nobel Learning Communities, Inc.

1615 West Chester Pike, Suite 200

West Chester, PA 19382-6223

(484) 947-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brian M. Katz, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103

(215) 981-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,281,267	$497.06

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $497.06	Filing Party: Nobel Learning Communities, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 5, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

AMENDMENT NO. 2 TO

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Nobel Learning Communities, Inc. (the “Company”) on July 5, 2011, as amended (the “Schedule TO”). This Amendment No. 2 is being filed for the sole purpose of extending the expiration date of the offer to the holders of all outstanding options to purchase shares of the Company’s common stock (the “Options”) to tender their Options for purchase by the Company upon the terms and conditions set forth in the Offer to Purchase for Cash All Outstanding Options to Purchase Shares of Nobel Learning Communities, Inc. Common Stock, dated July 5, 2011 (the “Offer to Purchase”) filed as Exhibit (a)(1)(i) to the Schedule TO.

This offer to purchase all of the Options (as described in the Offer to Purchase, the “Offer”) is being made in connection with the proposed merger (the “Merger”) of the Company with Academic Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Academic Acquisition Corp. (“Parent”), pursuant to that certain Agreement and Plan of Merger, dated May 17, 2011, by and among the Company, Merger Sub and Parent (as may be amended from time to time, the “Merger Agreement”), filed as Exhibit (d)(1) to the Schedule TO.

Pursuant to this Amendment No. 2, the Schedule TO, including the Offer to Purchase and all other exhibit thereto (collectively, the “Offer Documents”), are hereby amended to extend the expiration date for holders of Options to tender their Options for purchase by the Company from 5:00 p.m., New York City time, on August 2, 2011 to 12:00 p.m., New York City time, on August 9, 2011. Accordingly, each reference to “5:00 p.m., New York City time, on August 2, 2011” in the Offer Documents shall hereby be amended to mean 12:00 p.m., New York City time, on August 9, 2011. All other terms and conditions of the Offer Documents, including the deadline for withdrawals of tenders of Options, the purchase price to be paid for tendered Options, and the date for payment of the purchase price for the tendered Options, shall remain unchanged and in full force and effect.

ITEM 12.	EXHIBITS.

Exhibit	Description

(a)(1)(i)*	Offer to Purchase for Cash All Outstanding Options to Purchase Shares of Nobel Learning Communities, Inc., dated July 5, 2011.

(a)(1)(ii)*	Election to Tender Eligible Options Pursuant to the Offer to Purchase, dated July 5, 2011.

(a)(1)(iii)*	Form of Notice of Withdrawal of Previously Tendered Options.

(a)(1)(iv)*	Form of Letter to Optionholders, dated July 5, 2011.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release, dated August 2, 2011.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger by and among Academic Acquisition Corp., Academic Merger Sub, Inc. and Nobel Learning Communities, Inc., dated as of May 17, 2011, incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Nobel Learning Communities, Inc. with the Securities and Exchange Commission on May 18, 2011.

(d)(2)*	Definitive Proxy Statement of Nobel Learning Communities, Inc., incorporated herein by reference to the Schedule 14A filed by Nobel Learning Communities, Inc. with the Securities and Exchange Commission on June 29, 2011.

(g)	Not applicable.

(h)	Not applicable.

* - Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOBEL LEARNING COMMUNITIES, INC.

By:	/s/ George H. Bernstein
Name: George H. Bernstein
Title: President and Chief Executive Officer

Date: August 2, 2011

EXHIBIT INDEX

Exhibit	Description

(a)(5)	Press release, dated August 2, 2011.